Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 19, 2025

Relating to Preliminary Prospectus Supplement dated September 19, 2025 and

Prospectus dated March 28, 2025

Registration No. 333-286240

Golub Capital BDC, Inc.

$250,000,000

7.050% Notes due 2028

PRICING TERM SHEET
September 19, 2025

The following sets forth the final terms of the 7.050% Notes due 2028 (the “Notes”) being offered pursuant to the preliminary prospectus supplement dated September 19, 2025, together with the accompanying prospectus dated March 28, 2025, relating to these securities (the “Preliminary Prospectus”), should be read together with the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

On December 5, 2023, Golub Capital BDC, Inc. (the “Company”) issued $450,000,000 in aggregate principal amount of its 7.050% Notes due 2028 (the “Existing Notes”) pursuant to an indenture dated October 2, 2020 (the “Base Indenture”) as supplemented by the fourth supplemental indenture dated December 5, 2023 (together with the Base Indenture, the “Indenture”) between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee. The securities hereby offered (the “New Notes”) are being issued as “Additional Notes” under the Indenture. The Existing Notes and the New Notes are collectively referred to in this pricing term sheet as the “Notes.”

Issuer:	Golub Capital BDC, Inc.

Security:	7.050% Notes due 2028

Ratings (Fitch/Moody’s/S&P)*:	BBB (stable) / Baa2 (stable) / BBB- (stable)

Aggregate Principal Amount Offered:	$250,000,000 of New Notes. The New Notes will be part of the same series of notes as the $450,000,000 in aggregate principal amount of the Existing Notes. Upon settlement, the New Notes will be fungible, rank equally, and be treated as a single series with the Existing Notes, and the outstanding aggregate principal amount of the 7.050% Notes due 2028 will be $700,000,000.

Trade Date:	September 19, 2025

Settlement Date**:	September 26, 2025 (T+5)

Maturity Date:	December 5, 2028

Interest Payment Dates:	June 5 and December 5, commencing December 5, 2025. The interest payment on December 5, 2025 will include Aggregate Accrued Interest.

Record Dates:	May 19 and November 19, as the case may be, immediately preceding the relevant interest payment date.

Aggregate Accrued Interest	$5,434,375.00 of accrued and unpaid interest from and including June 5, 2025 up to, but excluding, the date of delivery of the New Notes

Coupon (Interest Rate):	7.050%

Price to Public:	The underwriter has agreed to purchase the New Notes from us. The underwriter proposes to offer the New Notes for sale, from time to time, in one or more negotiated transactions, at varying prices plus accrued and unpaid interest from and including June 5, 2025 up to, but not including the date of delivery.

Optional Redemption:	Prior to November 5, 2028 (one month prior to the maturity date of the Notes), or the Par Call Date, the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date, or
•	(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points less (b) interest accrued to the date of redemption.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Benchmark Treasury:	3.375% due September 15, 2028

Benchmark Treasury Price and Yield:	99-14+ and 3.570%

Underwriter’s Purchase Spread to Benchmark Treasury (Before Sales Load):	+ 148 basis points

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	38173M AD4 / US38173MAD48

Sole Book-Running Manager:	RBC Capital Markets, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Company expects that delivery of the New Notes will be made against payment therefor on or about September 26, 2025, which will be the fifth business day following the date of the pricing of the New Notes (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the New Notes prior to the business day before the date of delivery hereunder will be required, by virtue of the fact that the New Notes initially will settle in T+5 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and is not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with, and has been declared effective by, the SEC. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. The Company has filed the Preliminary Prospectus for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering can arrange to send you the Preliminary Prospectus if you request them by calling RBC Capital Markets, LLC at 1-866-375-6829.

ABOUT GOLUB CAPITAL BDC, INC.

The Company is an externally-managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. The Company invests primarily in one stop and other senior secured loans to middle market companies that are often sponsored by private equity investors. The Company’s investment activities are managed by its investment adviser, GC Advisors LLC, an affiliate of the Golub Capital LLC group of companies (“Golub Capital”).

ABOUT GOLUB CAPITAL

Golub Capital is a market-leading, award-winning direct lender and experienced private credit manager. The firm specializes in delivering reliable, creative and compelling financing solutions to companies backed by private equity sponsors. Golub Capital’s sponsor finance expertise also forms the foundation of its Broadly Syndicated Loan and Credit Opportunities investment programs. Golub Capital nurtures long-term, win-win partnerships that inspire repeat business from private equity sponsors and investors.

As of July 1, 2025, Golub Capital had over 1,000 employees and over $80 billion of capital under management, a gross measure of invested capital including leverage. The firm has offices in North America, Europe, Asia and the Middle East.